

August 1, 2013

Via E-mail
Mr. Ben Farahi
Manager
Maxum LLC
3702 S. Virginia Street, Unit G2
Reno, Nevada 89502

> **Re: Biggest Little Investment L.P.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 19, 2013**
> **File No. 000-16856**

Dear Mr. Farahi:

We have reviewed your filing and have the following comments.

General

1. Please amend your Schedule 13E-3 to incorporate your revised preliminary information statements. Please also use submission type PRER14C for your revised preliminary information statements.

Background of the Reverse Split, page 9

2. We note your revised disclosure regarding a meeting on May 17, 2013 between the general partner and representatives of Houlihan, during which these representatives discussed initial and preliminary indications of value, including that the $120 per unit price suggested by the general partner was generally within a reasonable range of the per-unit valuation ranges indicated by Houlihan's initial analyses, but was toward the higher end of the range indicated by certain of Houlihan's initial analyses. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by Houlihan and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A. We note that this summary would include all price ranges indicated by Houlihan's initial analyses.

Mr. Ben Farahi
Maxum LLC
August 1, 2013
Page 2

Fairness of the Reverse Split, page 14

3.   We reissue prior comment 10. We note that the Farahi brothers have interests different from the unaffiliated security holders of the company, such that a fairness determination as to all security holders, regardless of their affiliate status, addresses fairness to differently-situated security holders. Please explain how any filing person relying on the Houlihan opinion was able to reach the fairness determination as to unaffiliated stockholders.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       Leslee M. Cohen, Esq.
       Hershman Cohen LLC